Exhibit 23.4

Consent of Ernst & Young LLP, Independent Auditor for Pacific Ridge Apartments
We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of American Assets Trust, Inc. for the registration of its common stock, preferred stock, depositary shares, warrants, rights and units and to the incorporation by reference therein of our report dated June 28, 2017, with respect to the statement of revenues over certain operating expenses for the year ended December 31, 2016 of Pacific Ridge Apartments included in American Assets Trust, Inc.'s Current Report on Form 8-K/A dated June 28, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
San Diego, California
February 5, 2018